Exhibit 99.2

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, April 30th 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report - Definitive Dividend Distribution

Dear Chairman:

In accordance with the provisions of Circular No. 660 of your Commission, dated October 22, 1986, and duly authorized, I hereby inform you that at the Ordinary Shareholders Meeting of LATAM Airlines Group S.A. (“LATAM”) held today, April 30, 2020, it was approved the distribution of Definitive Dividend No. 51, Minimum Mandatory, up to complete the 30% of net income for the year 2019, that is, the equivalent amount in Chilean pesos of US$57,129,119.64 which means to distribute a dividend of US$0,094209094475 per share, payable on Thursday, May 28, 2020, in its equivalent in Chilean pesos according to the exchange rate "observed", published in the Official Journal on the fifth business day prior to the distribution day, that is, on May 22, 2020.

The shareholders of the Company shall be entitled to receive the dividend in proportion to their respective shareholding in the share capital, according to the number of shares they have registered in the Shareholders' Register at midnight of the fifth business day prior to the distribution date, that is, at midnight on May 22, 2020.

The notice referred to in Section II of the aforementioned Circular 660 will be published on May 19, 2020, in the newspaper "La Tercera" of Santiago.

Form No. 1 is attached, which establishes the same Circular No. 660, duly completed and signed by the undersigned.

            Sincerely yours,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.